Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and six months ended September 30, 2014 and 2013

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except number of shares)

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Revenue (note 1(a))	$129,194	$151,083	$266,693	$306,970
Cost of sales	66,699	88,233	141,304	177,760

Gross margin	62,495	62,850	125,389	129,210

Operating expenses
Selling, marketing and administration	25,173	30,202	53,141	60,754
Research and development	10,012	9,614	22,840	20,389
Depreciation and amortization of property and equipment	2,936	4,152	6,057	8,593
Amortization of intangible assets	18	2,383	37	4,773
Restructuring costs (note 2)	8	18	2,295	(665)
(Gain) loss on sale of long-lived assets	(26)	36	(88)	11

	38,121	46,405	84,282	93,855

Operating income	24,374	16,445	41,107	35,355

Non-operating expenses (income)
Interest expense	5,115	7,057	10,179	10,611
Foreign exchange loss (gain)	4,608	(3,382)	22	2,918
Other income	(40)	(69)	(591)	(222)

	9,683	3,606	9,610	13,307

Income before income taxes	14,691	12,839	31,497	22,048
Income tax expense (recovery) (note 7)
Current	(920)	2,584	(920)	4,759
Deferred	3,325	(631)	7,997	(2,757)

	2,405	1,953	7,077	2,002

Net income	$12,286	$10,886	$24,420	$20,046

Earnings per share (note 9)
Basic	$0.10	$0.09	$0.20	$0.17
Diluted	$0.10	$0.09	$0.19	$0.16

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Net income	$12,286	$10,886	$24,420	$20,046
Other comprehensive income (loss)
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	378	(1,027)	(491)	1,002
Unrealized gains (losses) on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $273 and $357 for the three and six months ended September 30, 2014 ($(115) and $(15) for the three and six months ended September 30, 2013).	2,064	(850)	817	973
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the six months ended September 30, 2014.	—	—	(422)	—

	2,442	(1,877)	(96)	1,975

Total comprehensive income	$14,728	$9,009	$24,324	$22,021

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	September 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$58,159	$58,146
Trade receivables, net of allowance for doubtful accounts of $4,610 and $3,182	71,558	86,809
Other current assets	8,491	9,228
Income taxes recoverable	7,187	2,996
Inventory (note 3)	63,057	78,191
Deferred income taxes	18,462	27,045

	226,914	262,415

Property and equipment (note 4)	66,705	73,615
Intangible assets, net of accumulated amortization of $50,645 and $50,569	364	449
Deferred income taxes	7,447	6,788
Deferred financing fees	3,313	3,859
Other long-term assets	403	407

	$305,146	$347,533

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$23,447	$31,075
Accrued and other current liabilities	52,179	82,936
Deferred revenue	43,919	74,115
Current portion of capital lease obligation	1,212	1,184
Current portion of long-term debt (note 5)	9,375	9,375

	130,132	198,685

Long-term debt (note 5)	101,021	104,923
Capital lease obligation	61,753	62,950
Deferred revenue	14,620	9,745
Other long-term liabilities	189	201

	307,715	376,504
Shareholders’ deficit
Share capital (note 6)
Common Shares—no par value; unlimited shares authorized; outstanding 122,009,513 and 42,172,275	695,811	456,474
Class B Shares—no par value; unlimited shares authorized; outstanding 0 and 79,464,195	—	238,407
Treasury Shares (Common Shares)—outstanding 410,502	(840)	(840)
Accumulated other comprehensive loss	(1,560)	(1,464)
Additional paid-in capital	44,886	43,738
Deficit	(740,866)	(765,286)

	(2,569)	(28,971)

	$305,146	$347,533

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

	Six months ended September 30,
	2014	2013
Share capital stated amount (note 6)
Balance, beginning of period	$694,041	$692,270
Participant Equity Loan Plan	175	186
Shares issued under stock plans	755	911

Balance, end of period	694,971	693,367

Accumulated other comprehensive loss
Balance, beginning of period	(1,464)	(8,737)
Other comprehensive (loss) income	(96)	1,975

Balance, end of period	(1,560)	(6,762)

Additional paid-in capital
Balance, beginning of period	43,738	41,281
Stock-based compensation expense	1,884	1,589
Shares issued under stock plans	(736)	(908)

Balance, end of period	44,886	41,962

Deficit
Balance, beginning of period	(765,286)	(785,830)
Net income	24,420	20,046

Balance, end of period	(740,866)	(765,784)

Total shareholders’ deficit	$(2,569)	$(37,217)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Six months ended September 30,
	2014	2013
Cash provided by (used in)
Operations
Net income	$24,420	$20,046
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	8,816	11,679
Amortization of intangible assets	83	4,822
Amortization of deferred financing fees	536	2,915
Non-cash interest expense (recovery) on long-term debt	539	(39)
Non-cash restructuring costs in other long-term liabilities	4	(1,090)
Stock-based compensation expense	1,884	1,589
Unrealized (gain) loss on foreign exchange	(2,223)	2,670
Deferred income tax expense (recovery)	7,997	(2,757)
Gain on liquidation of foreign subsidiary	(422)	—
(Gain) loss on sale of long-lived assets	(88)	11
Trade receivables	15,813	(38,519)
Other current assets	1,485	(1,703)
Inventory	14,696	(7,440)
Income taxes recoverable and payable	(4,561)	18,830
Accounts payable, accrued and other current liabilities	(34,101)	7,112
Deferred revenue	(25,120)	(253)
Other long-term assets	—	(778)

Cash provided by operating activities	9,758	17,095

Investing
Proceeds from sale of long-lived assets	115	20
Capital expenditures	(4,147)	(6,130)
Proceeds from sale-leaseback, net	—	76,216

Cash (used in) provided by investing activities	(4,032)	70,106

Financing
Financing fees paid	(12)	(4,739)
Proceeds from credit facilities and long-term borrowings	5,000	127,950
Repayment of credit facilities and long-term borrowings	(9,688)	(298,225)
Repayment of capital lease obligation	(591)	(782)
Common shares issued	19	3
Participant equity loan plan, net	177	173

Cash used in financing activities	(5,095)	(175,620)

Effect of exchange rate changes on cash and cash equivalents	(618)	(1,182)

Net increase (decrease) in cash and cash equivalents	13	(89,601)
Cash and cash equivalents, beginning of period	58,146	141,383

Cash and cash equivalents, end of period	$58,159	$51,782

Cash and cash equivalents are comprised as follows
Cash	$37,894	$24,897
Cash equivalents	20,265	26,885

	$58,159	$51,782

Supplemental cash flow disclosures
Interest paid	$7,744	$6,426
Interest received	$155	$208
Income taxes paid	$5,870	$1,762
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$102	$520
Non-cash acquisition of asset under capital lease	$—	$70,936

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2014, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Revenue recognition for arrangements with multiple deliverables

In the year ended March 31, 2014, the Company decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. For the three months ended September 30, 2014, the effect of this change on operating income and net income was an increase of $9,870 and $7,402 respectively and the impact on earnings per share was $0.06 on a basic and diluted basis. For the six months ended September 30, 2014, the effect of this change on operating income and net income was an increase of $19,717 and $14,788 respectively and the impact on earnings per share was $0.12 on a basic and diluted basis. The effect of this change on future operating income and net income is estimated to be an increase of approximately CDN$11,000 and CDN$8,250 respectively per quarter for the next two quarters.

(b) Recent accounting guidance adopted

In March 2013, the FASB issued guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance was adopted beginning April 1, 2014, and has been applied for the reclassification of the currency translation adjustment into net income as a result of the liquidation of a foreign subsidiary in the first quarter of fiscal 2015.

(c) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

2. Restructuring costs

(a) Fiscal 2015 restructuring

In the first quarter of fiscal 2015, the Company implemented additional cost reduction measures with the objective of improving its operating efficiencies. The restructuring plan included a change in Education sales staffing and business focus for specific regions within the Europe, Middle East and Africa operations and a reorganization of the North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan was substantially completed in the second quarter of fiscal 2015. Employee termination and other restructuring costs are expected to be paid out through the remainder of fiscal 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 restructuring activities were as follows:

	Six months ended September 30, 2014
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$1,764	$497	$2,261
Restructuring costs paid	(667)	(91)	(758)
Adjustments	—	(98)	(98)
Currency translation adjustment	(33)	(9)	(42)

Accrued restructuring obligation at end of period	$1,064	$299	$1,363

At September 30, 2014, the accrued restructuring obligation of $1,363 was included in accrued and other current liabilities.

(b) Other restructuring activities

Other fiscal 2012 to fiscal 2014 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions and the transfer of interactive display assembly operations to contract manufacturers.

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Six months ended September 30, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	178	—	284	462
Accretion expense	—	8	—	8
Restructuring costs paid	(2,633)	(4,043)	(242)	(6,918)
Adjustments	(320)	24	(42)	(338)
Currency translation adjustment	69	70	—	139

Accrued restructuring obligation at end of period	$2,485	$188	$—	$2,673

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

	Six months ended September 30, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,890	$7,518	$84	$13,492
Restructuring costs incurred	151	185	328	664
Accretion expense	—	163	—	163
Restructuring costs paid	(2,455)	(2,053)	(64)	(4,572)
Adjustments	(1,367)	(125)	—	(1,492)
Currency translation adjustment	(69)	(99)	(4)	(172)

Accrued restructuring obligation at end of period	$2,150	$5,589	$344	$8,083

The Company has incurred total restructuring costs to date of $40,172, comprised of employee termination benefits of $26,110, facilities costs of $11,692 and other restructuring costs of $2,370 for the restructuring activities discussed above.

At September 30, 2014, $2,485 (March 31, 2014 – $9,320) of the accrued restructuring obligation was included in accrued and other current liabilities and $188 (March 31, 2014 – $200) was included in other long-term liabilities.

3. Inventory

The components of inventories were as follows:

	September 30, 2014	March 31, 2014
Finished goods	$65,204	$77,212
Raw materials	2,067	10,369
Provision for obsolescence	(4,214)	(9,390)

	$63,057	$78,191

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

4. Property and equipment

The components of property and equipment were as follows:

	September 30, 2014	March 31, 2014
Cost
Asset under capital lease, net	$51,926	$52,059
Information systems, hardware and software	63,072	60,660
Assembly equipment, furniture, fixtures and other	33,312	38,234
Assets under construction	964	3,965

	$149,274	$154,918
Accumulated depreciation and amortization
Asset under capital lease, net	$4,539	$2,946
Information systems, hardware and software	52,091	49,197
Assembly equipment, furniture, fixtures and other	25,939	29,160

	$82,569	$81,303
Net book value
Asset under capital lease, net	$47,387	$49,113
Information systems, hardware and software	10,981	11,463
Assembly equipment, furniture, fixtures and other	7,373	9,074
Assets under construction	964	3,965

	$66,705	$73,615

5. Long-term debt and credit facilities

The components of long-term debt were as follows:

	September 30, 2014	March 31, 2014
Term loan	$115,625	$120,313
Unamortized debt discount	(5,229)	(6,015)
Current portion of long-term debt	(9,375)	(9,375)

	$101,021	$104,923

All debt and credit facilities are U.S. dollar facilities.

The Term loan matures on January 31, 2018 and currently bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%. The Company also has a $50,000 asset-based loan facility (the “ABL”) that bears interest at LIBOR plus 2.5%. The ABL matures on July 31, 2017 and was undrawn as of September 30, 2014.

6. Share capital

In April 2014, the Company announced the conversion of 79,464,195 Class B Shares into single vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

The share capital activity was as follows:

	Stated amount	Shares outstanding
Common Shares
Balance, March 31, 2014	$456,474	42,172,275
April 2014 share conversion	238,407	79,464,195
Participant Equity Loan Plan	175	—
Shares issued under stock plans	755	373,043

Balance, September 30, 2014	$695,811	122,009,513

Common Shares—Treasury Shares
Balance, March 31, 2014	$(840)	(410,502)

Balance, September 30, 2014	$(840)	(410,502)

Class B Shares
Balance, March 31, 2014	$238,407	79,464,195
April 2014 share conversion	(238,407)	(79,464,195)

Balance, September 30, 2014	$—	—

Total share capital	$694,971	121,599,011

7. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Six months ended September 30,
	2014	2013
Income before income taxes	$31,497	$22,048
Combined tax rate	25.00%	25.00%

Expected income tax expense	$7,874	$5,512
Adjustments
Non-deductible, non-taxable items	795	467
Variation in foreign tax rates	938	510
Change in valuation allowance	(1,301)	(1,633)
Investment tax credits—current year	(1,301)	(2,172)
Investment tax credits—prior years	(382)	(1,373)
Other	454	691

Income tax expense	$7,077	$2,002

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

8. Product warranty

Changes in the accrued warranty obligation, which is included in accrued and other current liabilities, were as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Accrued warranty obligation at beginning of period	$18,539	$20,169	$17,775	$19,794
Actual warranty costs incurred	(2,052)	(3,636)	(4,017)	(6,880)
Warranty provision	2,126	4,570	4,230	8,878
Currency translation adjustment	(788)	585	(163)	(104)

Accrued warranty obligation at end of period	$17,825	$21,688	$17,825	$21,688

9. Earnings per share amounts

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted earnings per share were as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Net income available for common shareholders	$12,286	$10,886	$24,420	$20,046
Weighted-average shares outstanding	121,592,503	121,063,535	121,443,284	120,871,669
Effect of dilutive securities	5,136,797	5,803,476	5,430,069	5,699,243

Weighted-average diluted shares	126,729,300	126,867,011	126,873,353	126,570,912

Basic earnings per share	$0.10	$0.09	$0.20	$0.17
Diluted earnings per share	$0.10	$0.09	$0.19	$0.16

Anti-dilutive securities excluded from the calculations of diluted earnings per share were 95,251 and 444,772 for the three and six months ended September 30, 2014 (0 and 19,036 for the three and six months ended September 30, 2013).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

10. Segment disclosure

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is now organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provided desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance. Comparative periods have been restated to reflect the new organizational structure.

The Company derives the segment results directly from its internal management reporting system. The accounting policies of the segments are the same as those described in Note 1—Basis of presentation and significant accounting policies. The CODM evaluates the performance of the reportable segments based on Revenue and Adjusted EBITDA.

Adjusted EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization as well as adjusting for the following items: foreign exchange gains or losses, the difference between deferred revenue and deferred revenue recognized (“change in deferred revenue”), stock-based compensation, costs of restructuring, impairment of property and equipment and gains or losses on sale of long-lived assets. The definition of Adjusted EBITDA is consistent for all periods presented.

Management allocates some overhead costs to cost of sales in determining segment Adjusted EBITDA. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include research and development, corporate marketing expenses, general and administrative costs, such as management, finance, legal, information systems and human resources and restructuring costs. Intercompany transactions are not included in segment financial information as they are not provided to the CODM. Asset data is not reviewed by the CODM at the segment level.

The financial information by reportable segment was as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Revenue:
Education	$107,773	$118,361	$218,900	$237,504
Enterprise	19,403	19,037	41,585	34,593
NextWindow	2,018	13,685	6,208	34,873

	$129,194	$151,083	$266,693	$306,970

Adjusted EBITDA:
Education	$29,586	$45,632	$59,898	$92,626
Enterprise	981	1,239	2,370	657
NextWindow	1,527	1,824	2,907	6,399
Corporate(1)	(18,808)	(24,118)	(41,615)	(47,658)

	$13,286	$24,577	$23,560	$52,024

(1)

Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

The reconciliation from Adjusted EBITDA to the consolidated financial statements was as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Adjusted EBITDA	$13,286	$24,577	$23,560	$52,024
Adjustments:
Change in deferred revenue	(15,742)	(703)	(30,491)	(740)
Stock-based compensation expense	697	634	1,884	1,589
Depreciation in cost of sales	1,021	1,612	2,759	3,108
Depreciation and amortization	2,954	6,535	6,094	13,366
Restructuring costs	8	18	2,295	(665)
(Gain) loss on sale of long-lived assets	(26)	36	(88)	11
Interest expense	5,115	7,057	10,179	10,611
Foreign exchange loss (gain)	4,608	(3,382)	22	2,918
Other income	(40)	(69)	(591)	(222)

Income before income taxes	$14,691	$12,839	$31,497	$22,048

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Revenue
United States	$70,350	$72,507	$144,822	$156,654
Canada	8,814	10,749	21,069	22,418
Europe, Middle East and Africa	36,059	45,869	68,689	77,697
Rest of World	13,971	21,958	32,113	50,201

	$129,194	$151,083	$266,693	$306,970

11. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, capital lease obligation and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. In the past, the Company has partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and may continue to do so in the future. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$20,265	$—	$—	$20,265
Derivative instruments	—	1,205	—	1,205

Total assets	$20,265	$1,205	$—	$21,470

Liabilities
Derivative instruments	$—	$174	$—	$174

Total liabilities	$—	$174	$—	$174

March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,712	$—	$—	$26,712
Derivative instruments	—	197	—	197

Total assets	$26,712	$197	$—	$26,909

Liabilities
Derivative instruments	$—	$2,492	$—	$2,492

Total liabilities	$—	$2,492	$—	$2,492

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

(a) Fair value of derivative contracts

September 30, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(83 1,040 75)		Oct 2014 to Nov 2014 Oct 2014 to Aug 2015 Oct 2014 to Aug 2015	1.0748 - 1.0748 1.4255 - 1.5652 1.7335 - 1.8645	USD 2,000 EUR 13,500 GBP 8,000

$1,032

March 31, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(430 (694 (928	) ) )	Apr 2014 to Nov 2014 Apr 2014 to Feb 2015 Apr 2014 to Feb 2015	1.0367 - 1.0946 1.3624 - 1.5652 1.5979 - 1.8645	USD 14,000 EUR 16,500 GBP 10,500

$(2,052)

Interest rate derivative contracts	$(242)		Aug 2014	0.785% - 0.850%	83% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $1,205 are included in other current assets at September 30, 2014 (March 31, 2014 – $197). The fair value of foreign exchange derivative contracts of $174 are included in accrued and other current liabilities at September 30, 2014 (March 31, 2014 – $2,250). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a gain of $372 and a loss of $308 for the three months ended September 30, 2014 and 2013, respectively and a gain of $2,032 and a loss of $2,247 for the six months ended September 30, 2014 and 2013, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities are nil at September 30, 2014 (March 31, 2014 – $242). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $102 and $83 for the three months ended September 30, 2014 and 2013, respectively and gains of $242 and $253 for the six months ended September 30, 2014 and 2013, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2014 and 2013

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt were as follows:

	September 30, 2014		March 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$115,625	$115,965	$120,313	$122,747

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

12. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.